IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

Wildcat Liquid Alpha, LLC, derivatively on behalf of nominal defendant SORRENTO THERAPEUTICS, INC.,

Plaintiff,

v.

Henry Ji, William S. Marth, Kim D. Janda, Douglas Ebersole, Jaisim Shah, and David H. Deming,

Defendants,

and

Sorrento Therapeutics, Inc., a Delaware corporation,

Nominal Defendant.

) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	C.A. No. _____________

VERIFIED DERIVATIVE COMPLAINT

Plaintiff Wildcat Liquid Alpha, LLC (“WLA” or “Plaintiff”), for its derivative complaint on behalf of nominal defendant Sorrento Therapeutics, Inc. (“Sorrento” or the “Company”), makes the following allegations upon Plaintiff’s personal knowledge with regard to itself and its own acts and upon information and belief as to all other matters. Based on the allegations in this Verified Derivative Complaint (the “Complaint”), Plaintiff, on behalf of Sorrento, asserts derivative claims for breach of fiduciary duty, waste of corporate assets, and unjust enrichment against Dr. Henry Ji, Sorrento’s Chief Executive Officer (“CEO”), and William S. Marth, Kim D. Janda, Douglas Ebersole, Jaisim Shah, and David H. Deming (collectively with Dr. Ji, the “Directors” or “Defendants”).

INTRODUCTION

1.                 This shareholder derivative action arises out of the blatant breaches of fiduciary duty, self-dealing, and intentional waste and diversion of Company assets by Dr. Ji and the rest of Sorrento’s Board of Directors (the “Board”). Sorrento’s CEO and Board have engaged in and announced a series of transactions that, taken together, reflect a wrongful and disturbing pattern of using their fiduciary positions to enrich and entrench themselves at the direct expense of those to whom they owe their fiduciary duties: the Company and its shareholders. The consummation of the announced series of transactions is imminent and, without the prompt intervention of the Court, the Company and its shareholders will be irreparably harmed.

2.                 Sorrento is a biopharmaceutical company engaged in the discovery, acquisition, development, and commercialization of proprietary drug therapeutics for addressing significant unmet medical needs worldwide. Sorrento’s primary therapeutic focus is oncology, including the treatment of chronic cancer pain. Sorrento is also developing therapeutic products for other indications, including

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immunology and infectious diseases, and currently has multiple clinical development programs underway.

3.                 On April 4, 2016, the Company announced a massively dilutive financing transaction consisting of four private placements with overseas investors (the “Equity Transaction”), in which the Company granted the investors the right to acquire approximately 45% of the Company at prices near the 52-week low for the Company’s shares. Dr. Ji and the Board committed the Company to this transaction in spite of the fact that the Company has ample liquid assets, and had numerous alternative and less costly and damaging financing options.

4.                 Notwithstanding the transformative nature of the announced Equity Transaction, which, upon closing, will deliver effective control of the Company to Dr. Ji and the Board through one or more voting agreements with the investors described below, the Company made only sparse and incomplete disclosures in an April 4, 2016 press release and April 5, 2016 Form 8-K filing. Despite repeated requests, including a formal request pursuant to Section 220 of the Delaware General Corporation Law, which the Company denied in its entirety, the Company’s shareholders have been provided with no additional information concerning the Equity Transaction.

5.                 According to the Company’s April 5, 2016 Form 8-K, the Company anticipated closing the Equity Transaction by the end of May 2016. While

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announcing an accelerated scheduling for closing the Equity Transaction, the Company simultaneously announced that it would not publicly file the underlying documents supporting the Equity Transaction, including the applicable purchase agreements, warrants, and, as WLA only later learned, voting agreements, until the Company files its Form 10-Q on or after June 30, 2016, well after the anticipated completion of the Equity Transaction.

6.                 Just last week, on May 2, 2016, the Company filed a Form 8-K announcing that it had closed one of the four private placements in the Equity Transaction, issuing equity at bargain basement prices to the investor, the Yuhan Corporation (“Yuhan”), in exchange for a $10 million investment. In the Form 8-K, the Company revealed for the first time that, as part of the Equity Transaction, Yuhan entered into a Voting Agreement with the Company in which, as described by the Company, Yuhan agreed to vote all shares owned by it as instructed by the Board. This Voting Agreement was not in any way disclosed by the Company to its shareholders prior to the closing of the transaction. Moreover, the Company announced that it does not even intend to publicly file the Voting Agreement until the Company files its Form 10-Q on or about June 30, 2016 -- a date that is likely to fall after the date of the Company’s Annual Meeting of shareholders.

7.                 It has become clear that Dr. Ji and the Board requiring Yuhan to enter into a strict and broad Voting Agreement in exchange for receiving a large block of

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Company shares is a blatant attempt by Dr. Ji and the Board to entrench themselves in control of the Company, while utterly disregarding the rights of shareholders. The failure to disclose the existence of the Voting Agreement at the time the Equity Transaction was announced was an egregious omission, which has since been compounded by the Company’s failure to provide shareholders with that agreement even after it is in place. Moreover, the likelihood that the remaining portions of the Equity Transaction are to be consummated on the same terms indicates that the Equity Transaction was not in fact primarily an effort to provide financing to the Company, but instead to issue an enormous number of new shares in Sorrento that are committed to vote along with Dr. Ji and the Board. That outcome would place the contractual right to direct the votes of a near-majority of shares squarely in the hands of Dr. Ji and the Board -- an astonishing entrenchment scheme.

8.                 WLA intends to put forward a competing slate of directors for the Company at the earliest opportunity, but will be prevented (or at least greatly hindered) from having any chance of success if the remaining portions of the Equity Transaction close with similar Voting Agreements that further entrench Dr. Ji and the Board.

9.                 The Yuhan Voting Agreement and the impending closing of the remainder of the Equity Transaction are merely the latest piece of a far larger

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pattern of misconduct by Dr. Ji and the Board. The Company has recently and belatedly disclosed that, over the past year, the Company has repeatedly transferred Company assets to newly created subsidiaries, and then, notwithstanding that Dr. Ji and the Board already had been granted shares and/or options to purchase shares in Sorrento, Dr. Ji and the Board granted themselves options to acquire significant amounts of stock in those subsidiaries at nominal prices. Greatly compounding this misconduct, Dr. Ji has also taken for himself -- with the assent of the Board -- warrants to acquire extraordinary numbers of shares in those subsidiaries that have super-voting rights of 10 votes per share. All of these transactions have been completed without any evident consideration to the Company.

10.            By using Sorrento resources and assets to create these subsidiaries -- which were wholly owned by Sorrento -- Dr. Ji and the Board created structures within the Sorrento corporate structure that would inure to the benefit of all Company shareholders. However, by granting themselves separate personal equity stakes in the Company’s subsidiaries, Dr. Ji and the Board have effectively “double-dipped” at the direct expense of the Company and its shareholders by taking Company assets and putting them in their own pockets. In addition, these option and warrant grants represent uncrossed, virtually free options in each of the subsidiaries, creating a situation where Dr. Ji and the Board win even if the Company and its other shareholders do not. As a result of these options and

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warrants being uncrossed, Dr. Ji and the Board would benefit from the success of any one subsidiary even if the others failed, a very different outcome than the Sorrento shareholders would receive through their ownership in the parent Company.

11.            The option and warrant grants constitute a looting of Company assets by Dr. Ji and the Board. These transactions amount to little more than theft, and demonstrate a fundamental willingness of Dr. Ji and the Board to put their own personal interests above those of the Company and its shareholders.

12.            By this action, WLA, on behalf of Sorrento, seeks to, among other things: (i) enjoin the three private placements that are part of the Equity Transaction that have not already closed, but are expected to close imminently; (ii) rescind the options and warrants issued by Sorrento’s subsidiaries to Dr. Ji and the Board; and (iii) be awarded damages resulting from the Defendants’ breaches of fiduciary duties and other misconduct.

JURISDICTION

13.            This Court has jurisdiction over this action pursuant to 10 Del. C. § 341.

14.            As executive officers and directors of a Delaware corporation, the Defendants have consented to the jurisdiction of this Court pursuant to 10 Del. C. § 3114.

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15.            This Court has jurisdiction over Sorrento pursuant to 8 Del. C. § 321.

The Parties

16.            Plaintiff WLA is currently a shareholder of common stock of Sorrento and has been a shareholder of common stock of Sorrento at all times relevant to the claims asserted herein.

17.            Nominal Defendant Sorrento is a Delaware Corporation, whose registered agent is the Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801.

18.            Defendant Henry Ji, Ph.D., co-founded Sorrento and has served as a director of the Company since January 2006. Dr. Ji served as Sorrento’s Chief Scientific Officer from November 2008 to September 2012, as its Interim CEO from April 2011 to September 2012, as its CEO and President since September 2012, and as its Secretary from September 2009 to June 2011.

19.            Defendant William S. Marth has served as a director of Sorrento since January 2014.

20.            Defendant Kim D. Janda, Ph.D., has served as a director of Sorrento since April 2012.

21.            Defendant Douglas Ebersole has served as a director of Sorrento since August 2014.

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22.            Defendant Jaisim Shah has served as a director of Sorrento since September 2013.

23.            Defendant David H. Deming has served as a director of Sorrento since May 2015.

24.            As executive officers and directors of Sorrento, a Delaware corporation, the Defendants referred to in paragraphs 18 to 23 are in a fiduciary relationship with Sorrento and the public shareholders of Sorrento, and owe the highest obligations of loyalty and care.

SUBSTANTIVE ALLEGATIONS

I.	The Company Enters Into a Massively Dilutive Equity Transaction

25.            On April 5, 2016, the Company filed a Form 8-K announcing that it had entered into the Equity Transaction.

26.            The Equity Transaction consists of four contemporaneous purchase agreements with investors (the “Investors”) whereby those Investors will invest up to approximately $150 million in separate private placements in newly issued common stock at $5.55 per share, and receive warrants to purchase common stock with an exercise price of $8.50 per share.

27.            In its March 14, 2016 Form 10-K, the Company reported that, as of March 10, 2016, it had 38,365,767 shares of common stock outstanding. Thus, if the Company issues all of the shares contemplated by the Equity Transaction, it

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will issue 32,317,966 shares of common stock to the Investors, representing over 45% of the Company’s outstanding shares post-Transaction.

28.            Other than the sparse and incomplete disclosures in the Company’s April 4, 2016 press release and its April 5, 2016 Form 8-K announcing the Equity Transaction, the Company’s shareholders have been provided with no information concerning the Equity Transaction.

29.            According to the Company’s April 5, 2016 Form 8-K, the Company anticipated closing the Equity Transaction by the end of May 2016 -- currently weeks, if not days, away -- but will not publicly file the Equity Transaction’s documents, including the applicable purchase agreements, warrants, and, as WLA only later learned, voting agreements, until the Company files its Form 10-Q on or after June 30, 2016.

30.            Rather than maximizing value for the Company’s shareholders, the Equity Transaction will have a massive dilutive effect on the existing shareholders. The price at which the newly issued common stock is being offered (i.e., $5.55 per share) represents a price per share that is near the 52-week low of $4.25 and very far from the 52-week high of $26.80. The sale of such a large amount of stock at such low prices simply cannot be justified.

31.            Just last week, on May 2, 2016, the Company filed a Form 8-K announcing that it had closed one of the four private placements for $10 million.

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In the Form 8-K, the Company revealed for the first time that, as part of the transactions, Yuhan, the investor in this private placement, had agreed to vote all shares owned by Yuhan as instructed by the Board: “On April 29, 2016, as a condition to the closing of the Private Placement, the Company and Yuhan entered into a Voting Agreement, pursuant to which Yuhan agreed, among other things, to, at any meeting of the Company’s stockholders or in any circumstance upon which the consent of the Company’s stockholders is solicited, vote all of the Shares, and any additional shares of Common Stock or other voting securities of the Company then-beneficially owned by Yuhan, with respect to each matter presented to the Company’s stockholders, as instructed to Yuhan by the Board of Directors of the Company.” This Voting Agreement was not disclosed to shareholders at any time prior to the closing of this transaction.

32.            Further, according to the Company’s May 2, 2016 Form 8-K, even though the Yuhan private placement already closed along with the Voting Agreement, the Company will not publicly file the voting agreement (or any of the accompanying transaction documents) until the Company files its Form 10-Q on or after June 30, 2016, after the anticipated Annual Meeting of shareholders.

33.            The Equity Transaction, together with the previously undisclosed Voting Agreement, constitute a brazen effort by Dr. Ji and the Board to use the purported financing of Company operations as a pretext to entrench themselves by

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creating massive blocks of Sorrento shares -- sold at bargain-basement prices -- that are fully committed to vote those shares in lockstep with Dr. Ji and the Board.

34.            Three additional portions of the Equity Transaction have not yet closed, but based on representations to WLA by the Company and the Company’s public disclosures, those closings are imminent. Should the remaining aspects of the Equity Transaction follow form and include Voting Agreements like that entered into with Yuhan, Dr. Ji and the Board will have succeeded in locking up voting control over as much as an additional 45% of the Company’s outstanding shares post-Transaction in addition to the shares already held by Dr. Ji and the Board, thus allowing Dr. Ji and the Board to dominate and control the Company.

35.            The Company has no urgent need to complete the Equity Transaction on the current schedule before the next Annual Meeting of Shareholders, which normally takes place in June. Moreover, the Company has in recent days announced the retention of bankers who, the Company has asserted, are conducting a strategic review for the Company. Notwithstanding that announcement, the Company is proceeding with the imminent closing of the remainder of the Equity Transaction.

36.            Under these circumstances, the effort by Dr. Ji and the Board to rush to close the Equity Transaction before the Annual Meeting of Shareholders, and

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while continuing to withhold the governing agreements from the Company’s shareholders, is inexplicable from a business point-of-view except insofar as it demonstrates that the sole or primary purpose of the Equity Transaction is to entrench Dr. Ji and the Board -- not to benefit the Company or its shareholders.

II.	The Company Discloses that Five of its Subsidiaries Issued Stock

Options and Warrants to Dr. Ji and the Board

37.            In addition to the massively dilutive Equity Transaction, recent disclosures have revealed that over the past year the Company has also repeatedly transferred Company assets to newly created subsidiaries, and then granted stock options to acquire significant amounts of stock in those subsidiaries at nominal prices to Dr. Ji and the Board, along with other Company executives.

38.            Buried in the footnotes to the financial statements filed as part of the Company’s March 15, 2016 Form 10-K for the fiscal year ending on December 31, 2015, the Company disclosed that five of Sorrento’s subsidiaries have issued stock options “to certain Company personnel, directors and consultants.”

39.            The five Sorrento subsidiaries that issued such stock options are TNK Therapeutics, Inc. (“TNK”), LA Cell, Inc. (“LA Cell”), Sorrento Biologics, Inc. (“Biologics”), Concortis Biosystems, Corp. (“CBC”), and Scintilla Pharmaceuticals, Inc. (“Scintilla”).

40.            Also disclosed in the Company’s March 15, 2016 Form 10-K, each of the five subsidiaries have also issued warrants to Dr. Ji -- and as far as can be

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ascertained, only to him -- to purchase class B common stock that have 10-to-1 voting rights, thus giving Dr. Ji “super” voting rights. In a telling sign of self-dealing, the Certificates of Incorporation for the subsidiaries reveal that Dr. Ji has been installed as the President and CEO of four of the five subsidiaries (TNK, LA Cell, CBC, and Scintilla) that issued the warrants to him.

III.	The Company Belatedly Discloses Further Details Regarding the Stock

Options and Warrants Issued by Five of its Subsidiaries to

Certain Company Personnel and Directors

41.            On April 29, 2016, Sorrento filed Amendment No. 1 to its Form 10-K for the fiscal year ending on December 31, 2015 (“Amendment No. 1”), which disclosed further information regarding the stock options issued “to certain Company personnel, directors and consultants” by five of Sorrento’s subsidiaries.

42.            Amendment No. 1 disclosed that TNK, LA Cell, Biologics, CBC, and Scintilla each issued stock options to Dr. Ji and other Sorrento executives. Amendment No. 1 also disclosed that TNK, LA Cell, Biologics, CBC, and Scintilla each issued stock options to “non-employee members” of the Board. The non-employee members of the Board are Dr. Janda and Messrs. Marth, Ebersole, Shah, and Deming.

43.            As a result of Sorrento’s five subsidiaries issuing stock options and warrants to Dr. Ji and the Board, substantial portions of the equity value -- and voting control -- in the Company’s subsidiaries has literally been ripped away from

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the Company and its shareholders and pocketed by the Defendants.  By any standard, this scheme constitutes various breaches of the fiduciary duties owed to the Company’s shareholders by Defendants.

44.            As disclosed in Amendment No. 1, the specifics of the stock option and warrant grants by Sorrento’s five subsidiaries to the Defendants are as follows:

•	In May 2015, TNK granted options to purchase 1,000,000 shares of common stock to Dr. Ji at an initial exercise price of $0.01 per share. TNK also granted a warrant to Dr. Ji to purchase 9,500,000 shares of TNK class B common stock that have 10 to 1 voting rights. Additionally, TNK granted options to purchase an aggregate of approximately 700,000 shares of common stock to non-employee members of the Board, at an initial exercise price of $0.01 per share.
•	In May 2015, LA Cell granted options to purchase 1,000,000 shares of common stock to Dr. Ji at an initial exercise price of $0.01 per share. LA Cell also granted a warrant to Dr. Ji to purchase 9,500,000 shares of LA Cell class B common stock that have 10 to 1 voting rights. Additionally, LA Cell granted options to purchase an aggregate of approximately 700,000
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shares of common stock to non-employee members of the Board, at an initial exercise price of $0.01 per share.

•	In October 2015, CBC granted options to purchase 1,000,000 shares of common stock to Dr. Ji at an initial exercise price of $0.25 per share. In May 2015, CBC also granted a warrant to Dr. Ji to purchase 9,500,000 shares of CBC class B common stock that have 10 to 1 voting rights. Additionally, CBC granted options to purchase an aggregate of approximately 600,000 shares of common stock to non-employee members of the Board, at an initial exercise price of $0.25 per share.
•	In October 2015, Biologics granted options to purchase 1,000,000 shares of common stock to Dr. Ji at an initial exercise price of $0.01 per share. Biologics also granted a warrant to Dr. Ji to purchase 9,500,000 shares of Biologics class B common stock that have 10 to 1 voting rights. Additionally, Biologics granted options to purchase an aggregate of approximately 1,000,000 shares of common stock to non-employee members of the Board, at an initial exercise price of $0.01 per share.
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•	In October 2015, Scintilla granted options to purchase 1,000,000 shares of common stock to Dr. Ji at an initial exercise price of $0.01 per share. Scintilla also granted a warrant to Dr. Ji to purchase 9,500,000 shares of Scintilla class B common stock that have 10 to 1 voting rights. Additionally, Scintilla granted options to purchase an aggregate of approximately 600,000 shares of common stock to non-employee members of the Board, at an initial exercise price of $0.01 per share.

45.            Based on these extraordinarily belated disclosures, this series of transactions constitutes an intentional diversion of substantial assets and voting control from the Company to the Defendants personally -- a transfer that was made with no consideration being returned to the Company. The egregious nature of these transactions, together with the extended and unwarranted delay in their disclosure, demonstrates a fundamental willingness of Dr. Ji and the Board to put their own personal interests above those of Sorrento and its shareholders.

IV. Additional Misconduct by Dr. Ji and the Board

46.            In addition to the massively dilutive Equity Transaction (together with the entrenching Voting Agreement) and the improper option and warrant grants made by the Company’s subsidiaries to the Defendants, Dr. Ji and the Board have

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engaged in other misconduct that confirms the Board’s wanton failure to act in the best interests of the Company’s shareholders. On May 5, 2016, WLA sent a letter to the Board to address these and other serious issues (the “May 5 Letter”).

47.            Among other things, the May 5 Letter noted that the Company has failed to exercise any fiscal or operating discipline and has made numerous poor decisions, including the expenditure of far too much money and time collecting assets, and not enough money or time actually developing and monetizing those assets.

48.            The May 5 Letter further stated that Dr. Ji has shown no ability to develop a responsible and cogent business plan, supported by the financial resources of the Company. Instead, the Company has overextended itself repeatedly, and has made financial commitments that it has been unable to honor. As a result, to its detriment, the Company has been forced to renegotiate its obligations on several occasions and to enter into bargain sales of valuable assets.

49.            Additionally, the May 5 Letter stated that the Company has also made a number of seemingly passive minority investments in public and private companies controlled by other parties. In allowing this to happen, the Company’s Board has failed miserably in its responsibility to the Company’s shareholders.

50.            With respect to the improper option and warrant grants made by the Company’s subsidiaries to the Defendants, WLA explicitly advised in the May 5

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Letter that it was not demanding that the Board take any legal or other action to address this distinct issue. Rather, in light of the fact that the Defendants themselves each have received the option grants at issue in this action, the Board is clearly conflicted and in no way disinterested.

51.            On May 9, 2016, a week after announcing the closing of the Yuhan private placement and Voting Agreement and shortly after receiving WLA’s May 5 Letter, the Company issued a press release stating that “[a]s part of the ongoing evaluation of our portfolio of assets we decided to engage industry leading firms to advise us on potential alternatives and strategies.”

DERIVATIVE ALLEGATIONS

52.            WLA brings this action derivatively to redress injuries suffered by the Company as a direct result of Defendants’ breaches of fiduciary duties.

53.            WLA has owned Sorrento stock during the wrongful course of conduct by the Defendants alleged herein, and continues to hold Sorrento stock.

54.            WLA will adequately and fairly represent the interests of Sorrento and its shareholders in enforcing and prosecuting its rights and has retained counsel competent and experienced in shareholder derivative litigation.

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DEMAND ON THE SORRENTO BOARD WITH RESPECT TO THE OPTION AND WARRANT GRANTS IS EXCUSED AS FUTILE

55.            With respect to the option and warrant grants, WLA has not made a demand on the Board to bring suit asserting the claims set forth herein because pre-suit demand would be futile and is excused as a matter of law.

56.            The option and warrant grants at issue are interested transactions that were approved by Dr. Ji and the Board for their own personal benefit notwithstanding that the terms are patently unfair to the Company and lack consideration. As a result, the option and warrant grants cannot be deemed a product of the valid exercise of business judgment and demand is excused as a matter of law.

57.            Further, the entire Board suffers from conflicts of interest and divided loyalties, which preclude the Board from exercising independent business judgment. As of the date of the filing of this Complaint, the Sorrento Board consisted of six directors: Dr. Ji plus the other five director Defendants (Dr. Janda and Messrs. Marth, Ebersole, Shah, and Deming). Dr. Ji and the director Defendants themselves each received the option grants (and the warrant grants in the case of Dr. Ji) at issue in this action, and thus the Board is directly conflicted and in no way disinterested.

58.            Because they stand on both sides of the challenged grants and received personal financial benefits from those grants, Dr. Ji and the director

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Defendants will have the burden of proving the entire fairness of their compensation, and there is more than a reasonable doubt that the directors could impartially consider a demand. Accordingly, demand is excused.

59.            Demand is also excused by the fact that the Defendants would be required to sue themselves, potentially subjecting themselves to personal liability. Because the option and warrant grants at issue in this action are so unreasonable on their face that approval cannot possibly meet the test of business judgment, a substantial likelihood of director liability exists. This high likelihood of director liability alone establishes demand futility.

60.            Accordingly, the Board is incapable of taking the actions required to seek the relief requested in this Complaint.

DEMAND ON THE SORRENTO BOARD WITH RESPECT TO THE EQUITY TRANSACTION IS EXCUSED AS FUTILE OR, ALTERNATIVELY, DEMAND HAS BEEN REJECTED

61.            Given that the Company’s shareholders have been provided with no information concerning the Equity Transaction -- other than the sparse and incomplete disclosures in the Company’s April 5, 2016 Form 8-K -- on April 12, 2016, WLA sent a letter to the Company demanding inspection of certain books and records of the Company pursuant to Section 220 of the Delaware General Corporation Law (the “220 Demand”).

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62.            On April 18, 2016, the Company sent a letter to WLA rejecting outright WLA’s 220 Demand and refused to produce any documents responsive to the Demand. The Company’s assertions for rejecting outright WLA’s 220 Demand and refusing to produce any documents responsive to the 220 Demand are without merit.

63.            The Company failed to disclose the Voting Agreement until May 2 when it filed its Form 8-K announcing the closing of the first private placement with Yuhan.

64.            In the May 5 Letter sent to the Company, WLA raised its concerns regarding the Equity Transaction and demanded, among other things, that the Board immediately terminate the three private placements that are part of the Equity Transaction that have not already closed. In light of the Board’s conflicted position, WLA made no demand that the Board initiate legal action on the Company’s behalf. To date, the Company has not responded or taken any action with respect to the issues raised by WLA in the May 5 Letter.

65.            As described herein, because the Board suffers from conflicts of interest and divided loyalties, which preclude the Board from exercising independent business judgment, it is incapable of taking the actions required to seek the relief requested in this Complaint. Further, because the Equity Transaction is expected to close before the end of May 2016 -- weeks if not days

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away -- immediate action is necessary, and the Board’s failure to take prompt action to delay the closing of the Equity Transactions is a direct result of the Defendants’ self-interested and conflicted position with respect to the Equity Transaction.

66.            Alternatively, and only to the extent that WLA’s May 5 Letter is deemed to be a demand that the Board take legal action in connection with the imminent closing of the Equity Transaction, the Board’s statements and actions reflect a clear refusal of any such demand. The Company’s announcement of this purported strategic review on an indefinite timeline, while moving forward with the remaining components of the Equity Transaction (that will themselves remake the equity structure of the Company and entrench Dr. Ji and the Board) on the previously announced timetable, constituted a rejection of WLA’s demand that the Equity Transaction be terminated or delayed to permit the Company to explore its strategic options -- all without acknowledging or addressing any of the serious issues raised by WLA. The Board has expressed its rejection of WLA’s demands with respect to the Equity Transaction without any effort to undertake a good-faith and independent investigation. That failure to adequately address the circumstances surrounding the Equity Transaction and the accompanying Voting Agreement(s) is the result of the same conflicted position and motivations on the

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part of Dr. Ji and the Board that have led them to cause the Company to take the self-serving and entrenching actions described herein.

CAUSES OF ACTION

COUNT I

Breach of Fiduciary Duty -- Equity Transactions

(Derivatively Against All Defendants)

67.            Plaintiff repeats and re-alleges each of the foregoing paragraphs as if fully set forth herein.

68.            The Defendants, as directors of Sorrento, are fiduciaries of the Company and its shareholders. As such, they owe the Company the highest duties of good faith, fair dealing, due care, and loyalty.

69.            The fiduciary duties owed by the Defendants preclude them from taking actions for the purpose of injuring the Company and its shareholders and from favoring their own interests over those of the Company and its shareholders, including WLA.

70.            The Defendants breached their fiduciary duties of loyalty and good faith by undertaking the Equity Transactions for the sole or primary purpose of entering into Voting Agreements over newly issued shares that would give them control over substantial voting rights in order to entrench themselves in their positions as CEO and Directors of the Company.

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71.            As a result of the breaches of the fiduciary duties of loyalty and good faith by the Defendants in connection with the Equity Transaction, WLA is entitled to (i) rescission of the already closed private placement; (ii) an injunction preventing the Board from instructing Yuhan how to vote the shares it acquired as part of that transaction; and (iii) an injunction against the closing of the remaining private placements that comprise the Equity Transaction.

COUNT II

Breach of Fiduciary Duty -- Option Grants

(Derivatively Against All Defendants)

72.            Plaintiff repeats and re-alleges each of the foregoing paragraphs as if fully set forth herein.

73.            The Defendants, as current directors of Sorrento, are fiduciaries of the Company and its shareholders. As such, they owe the Company the highest duties of good faith, fair dealing, due care, and loyalty.

74.            The Defendants have breached their fiduciary duties by acquiring and/or transferring assets to newly created wholly-owned subsidiaries and then issuing significant amounts of those subsidiaries’ shares back to the Defendants through significant grants of options, all exercisable for nominal consideration, thereby engineering a personal benefit for the Defendants at the direct expense of the Company and its shareholders.

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75.            As a result of the Defendants’ misconduct described herein, the equity value in the Company’s subsidiaries has been wrongfully taken away from the Company’s shareholders and given instead to the Defendants.

COUNT III

Waste of Corporate Assets

(Derivatively Against All Defendants)

76.            Plaintiff repeats and re-alleges each of the foregoing paragraphs as if fully set forth herein.

77.            As a result of the self-dealing by the Defendants, the Company has wasted valuable assets.

78.            As a result of the waste of corporate assets, the Defendants are liable to the Company.

79.            Plaintiff, on behalf of Sorrento, has no adequate remedy at law.

COUNT IV

Unjust Enrichment

(Derivatively Against All Defendants)

80.            Plaintiff repeats and re-alleges each of the foregoing paragraphs as if fully set forth herein.

81.            By their wrongful acts and omissions, Defendants were unjustly enriched at the expense of and to the detriment of Sorrento.

82.            Plaintiff, as a shareholder and representative of Sorrento, seeks restitution from these Defendants, and each of them, and seeks an order of this

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Court disgorging all profits, benefits and other compensation obtained by these Defendants, and each of them, from their wrongful conduct and fiduciary breaches.

83.            Plaintiff, on behalf of Sorrento, has no adequate remedy at law.

WHEREFORE, Plaintiff prays for judgment and relief as follows:

i.	Enjoining the closing of the three private placements that are part of the Equity Transaction that have not already closed to avoid further dilution to the existing shareholders;
ii.	Rescinding the already closed private placement and/or enjoining the Board from providing any instructions concerning the exercise of any voting rights acquired by the Investor in that transaction;
iii.	Rescinding the options and warrants issued by Sorrento’s subsidiaries to the Defendants as alleged herein;
iv.	Declaring that the Defendants breached their fiduciary duties to the Company;
v.	Declaring that the Defendants wasted corporate assets;
vi.	Declaring that the Defendants were unjustly enriched by their wrongful conduct;
vii.	Ordering the immediate disgorgement of all profits,
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benefits and other compensation obtained by the Defendants as a result of their breaches of fiduciary duties;
viii.	Awarding the Company damages in an amount to be determined at trial;
ix.	Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees and costs and expenses; and
x.	Granting such other and further relief as may be just and proper.

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OF COUNSEL: Marc E. Kasowitz Albert S. Mishaan Jed I. Bergman Kasowitz, benson, torres & friedman llp 1633 Broadway New York, New York 10019 (212) 506-1700 May 13, 2016

MORRIS, NICHOLS, ARSHT

& TUNNELL LLP

/s/ Kevin M. Coen

William M. Lafferty (#2755)

Kevin M. Coen (#4775)

Thomas P. Will (#6086)

1201 North Market Street

Wilmington, Delaware 19889

(302) 658-9200

Attorneys for Plaintiff Wildcat Liquid Alpha, LLC, derivatively on behalf of nominal defendant Sorrento Therapeutics, Inc.

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